

March 30, 2021

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549-0001

*Re:*   ***Cboe Exchange, Inc.***
       ***Form 1 Amendment***

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 03/30/21

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

**<u>Attachment</u>**

*Summary of changes made to Exhibit F:*

- Compression Service Access Form was updated

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**03/30/21** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    21000231

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                          (913) 815-7119
    (Telephone)                             (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray          VP, Associate General Counsel,  Cboe Exchange, Inc.    (913) 815-7121
    (Name)                       (Title)                      (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:   __X__  Corporation   _____  Sole Partnership   _____  Partnership
    _____  Limited Liability Company   _____  Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:          03/30/21                                    Cboe Exchange, Inc.
        (MM/DD/YY)                                       (Name of Applicant)

By: *Kyle Murray*   [signature executed at 11:00am on 03/30/21]      Kyle Murray, VP, Associate General Counsel
        (Signature)                                       (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header_ , __see header__  by ____see header____
                                              (Month)          (Year)        (Notary Public)
My Commission expires ___see header_____  County of __see header____  State of see header


**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**


## Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,

2. Application for approval as a person associated with a member, participant or subscriber of the entity, and

3. Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

1. Compression Service Access Form:  Update – *Added the following statements applicable to EFID, OCC Sub Account ID, OCC Customer ID and OCC Clearing Optional Data:  *Values must be provided to use Multilateral Compression Service.  Match File Service use does not require values.*

# Cboe Exchange, Inc.
# Compression Service Access Form

To be completed by any Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") requesting to utilize Cboe's Compression Service (CCS). The Cboe Compression Service (CCS) is used to manage capital requirements associated with portfolios of index options positions.

An executed version of this Request can be delivered to Membership Services via email to MembershipServices@cboe.com.

| Instructions: ☐ Add ☐ Modify | |
|---|---|
| **TPH Organization Name:** | **Firm ID:** |
| **EFID designated for clearing CCS trades:\*** | |
| **OCC Sub Account ID for cleared CCS trades:\*** | |
| **OCC Customer ID for cleared CCS trades:\*** | |
| **OCC Clearing Optional Data:\*** | |
| \* *Values must be provided to use Multilateral Compression Service.  Match File Service use does not require values* <br> **Note:** All CCS trades will be cleared with Capacity M | |

| **Provide an email address to which CCS notifications will be sent (usually a distribution list address)** |
|---|
| **Notification Email:** |

| **Identify Users Requiring Access to CCS** | |
|---|---|
| **Name:** | **Email:** |
| **Name:** | **Email:** |
| **Name:** | **Email:** |
| **Name:** | **Email:** |
| **Name:** | **Email:** |

_____     _____
Signature of Authorized Officer, Partner or Managing     Date
Member of TPH

_____     _____
Printed Name     Title